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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 25049

                                   FORM 12b-25

                                                  Commission File Number: 1-9524
                                                                          ------

                           NOTIFICATION OF LATE FILING

(Check One):  /X/ Form 10-K   / / Form 11-K   / / Form 20-F   / / Form 10-Q
              / / Form N-SAR

For Period Ended: DECEMBER 31, 2000
                  -----------------

/ /   Transition Report on Form 10-K       / /   Transition Report on Form 10-Q
/ /   Transition Report on Form 20-K       / /   Transition Report on Form N-SAR
/ /   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  BURNHAM PACIFIC PROPERTIES, INC.
                          --------------------------------
Former name if applicable:

Address of principal executive office (STREET AND NUMBER): 110 WEST A STREET,
                                                           SUITE 900
                                                           ---------------------

City, State and Zip Code:   SAN DIEGO, CALIFORNIA  92101
                            ----------------------------


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                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  BURNHAM PACIFIC PROPERTIES, INC. IS UNABLE TO MEET THE FILING DATE FOR ITS FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE COMPANY IS FILING THIS FORM 12B-25 BECAUSE OF THE UNEXPECTED DELAY IN CONSUMMATING THE SALE (THE "WEINGARTEN SALE") OF 19 OF ITS PROPERTIES TO WEINGARTEN GS, INC., AN AFFILIATE OF WEINGARTEN REALTY INVESTORS, PURSUANT TO THE COMPANY'S PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION (THE "PLAN OF LIQUIDATION"). THE COMPANY HAD EXPECTED TO CONSUMMATE THE WEINGARTEN SALE PRIOR TO THE DATE OF THIS FILING AND INTENDED TO REFLECT THE EFFECT OF THE WEINGARTEN SALE ON THE COMPANY AND ITS PLAN OF LIQUIDATION IN THE FORM 10-K IN ORDER TO DISCLOSE THE MOST CURRENT INFORMATION AVAILABLE WITH RESPECT TO THE COMPANY'S BUSINESS AND ITS PLAN OF LIQUIDATION. THE COMPANY CURRENTLY EXPECTS TO CONSUMMATE THE WEINGARTEN SALE WITHIN [TWO] BUSINESS DAYS AND INTENDS TO FILE ITS FORM 10-K WITHIN THE TIME PERIOD SPECIFIED BY RULE 12B-25(B)(2) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         DANIEL B. PLATT, EXECUTIVE VICE PRESIDENT--CHIEF FINANCIAL OFFICER,
(619) 652-4700

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /X/ Yes / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  THE EARNINGS STATEMENTS TO BE INCLUDED IN THE COMPANY'S FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 WILL REFLECT SIGNIFICANT CHANGES FROM THE COMPANY'S RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999. FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000, REVENUES DECREASED $11,600,000 TO $121,210,000 FROM $132,810,000 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999. THIS DECREASE WAS PRIMARILY THE RESULT OF ASSET DISPOSITIONS, A DECREASE IN MANAGEMENT FEE INCOME, A DECREASE IN LEASE TERMINATION FEES, AND AN INCREASE IN BORROWING COSTS. NET INCOME FOR 2000 INCLUDED A LOWER NET GAIN ON SALES OF REAL ESTATE THAN FOR 1999, AND NET INCOME FOR 2000 WAS UNFAVORABLY IMPACTED BY HIGHER COSTS ASSOCIATED WITH THE COMPANY'S PURSUIT OF ITS STRATEGIC ALTERNATIVES THAN FOR 1999. NET INCOME FOR 2000 WAS ALSO UNFAVORABLY IMPACTED BY THE FOLLOWING ONE TIME EXPENSES:
         A THIRD QUARTER IMPAIRMENT WRITE-OFF TAKEN IN CONTEMPLATION OF THE COMPANY'S PLAN TO LIQUIDATE, A RESTRUCTURING CHARGE FOR SEVERANCE AND RELATED COSTS FOR EMPLOYEES AFFECTED BY THE TERMINATION OF THE COMPANY'S JOINT VENTURE WITH CALPERS, AND LITIGATION EXPENSES RELATED TO A VERDICT AGAINST THE COMPANY IN FAVOR OF A TENANT. INCLUDING THE ONE-TIME EXPENSE ITEMS REFERENCED ABOVE, NET INCOME (LOSS) AVAILABLE
         TO COMMON STOCKHOLDERS FOR 2000 WAS A NET LOSS OF $41,245,000, OR A LOSS OF $1.45 PER SHARE, AS COMPARED TO NET INCOME OF $12,487,000, OR $0.39 PER SHARE, FOR 1999.


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                        BURNHAM PACIFIC PROPERTIES, INC.
- --------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date:     April 2, 2001                    By: /s/ Daniel B. Platt
         ---------------                       ---------------------------------
                                           Name:  Daniel B. Platt
                                           Title: Executive Vice President--
                                                  Chief Financial Officer

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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